Mail Stop 3561

December 12, 2005

Andrew Mazzone, President
XIOM Corp
68A Lamar Street
West Babylon, New York 11704

> **RE: XIOM Corp.**
> **Registration Statement on Form SB-2**
> **Amendment Filed: December 6, 2005**
> **File No. 333-123176**

Dear Mr. Mazzone:

We have completed a preliminary reading of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. For this reason, we will not perform a detailed examination of the amended registration statement and we will not issue any substantive comments until this material deficiency is addressed.

Financial Statements

1. We note that the financial statements included in the registration statement do not meet the updating requirements of Item 310(g) of Regulation S-B. Since you do not meet all of the conditions specified in Item 310(g)(2) of Regulation S-B, audited financial statements for the year ended September 30, 2005 were required to be filed in the current amendment. Please revise the filing accordingly.

2. We note that the filed consent refers to the audit report dated March 25, 2005, which is inconsistent with the date of the audit report included in the registration statement. Please ensure that an updated and currently dated consent is included in your next amendment.

3. We note your supplemental response regarding the use of a zero volatility assumption to value stock options granted to non-employees. Please note that the use of the minimum value method described in paragraph 20 of FAS 123 is only applicable to stock-based compensation awards made to employees. As discussed in footnote (1) to EITF 96-18, the minimum value method is not an acceptable method for determining the fair value of non-employee awards by nonpublic companies. Please revise the financial statements accordingly.

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Michael S. Krome, Esq.
        631-737-8382